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CHRISTOPHER A. WESTOVER (415) 693-2066 cwestover@cooley.com

August 19, 2005

VIA EDGAR, FAX AND FEDERAL EXPRESS

Ms. Abby Adams
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  BEI Technologies, Inc.
        Schedule 14D-9
        File No. 005-52411

Dear Ms. Adams:

        On behalf of our client, BEI Technologies, Inc. (the "Company"), we are transmitting to you this letter in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), by letter dated August 15, 2005, with respect to the Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-52411 (the "Schedule 14D-9"), filed with the Commission on August 3, 2005.

        The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Schedule 14D-9 that have been revised by Amendment No. 1 to the Schedule 14D-9 (the "Amendment").

Schedule 14D-9

        1.     Throughout the filing you qualify the description of the material provisions of the merger agreement by reference to the text of the merger agreement. Please eliminate these disclaimers, as security holders are entitled to rely on the disclosure in the document.

        Response:    The Company has revised the disclosure on pages 3, 4 and B-3 of the Schedule 14D-9 in response to the Staff's comment.

Cooley Godward LLP LOGO

Securities and Exchange Commission
August 19, 2005
Page Two

Item 4.    The Solicitation or Recommendation

        2.     On a supplemental basis, please provide us a copy of the written materials provided in connection with UBS's presentation.

        Response:    The Company has confirmed that Covington & Burling, counsel for UBS, will provide the Staff under separate cover with a copy of the written materials provided in connection with UBS' presentation.

        3.     Please revise to clarify what portion of UBS's fee is contingent upon successful completion of the tender offer and/or merger.

        Response:    The Company has revised the disclosure on page 11 of the Schedule 14D-9 in response to the Staff's comment.

        4.     Please clarify the criteria used by UBS to select the comparable companies and comparable transactions. Disclose whether any companies meeting those criteria were excluded and if so, why.

        Response:    The Company has revised the disclosure on page 15 of the Schedule 14D-9 in response to the Staff's comment. UBS has advised the Company that it included companies that met the criteria described in the Schedule 14D-9 and did not exclude any companies UBS identified that met the criteria.

        5.     Please revise to clarify how each analysis supports the fairness determination.

        Response:    UBS has advised the Company that, as part of its fairness determination, it did not isolate the various analyses and reach separate conclusions with respect to whether or not any particular analysis supports its opinion. As noted on page 18 of the Schedule 14D-9, in arriving at its fairness determination, UBS has advised the Company that UBS considered the results of all of its analyses and did not weigh each particular analysis. Rather, UBS reached its single conclusion as to fairness based on its experience and professional judgment and its analyses as a whole. Since this single fairness conclusion of UBS was communicated to the Company's board of directors, UBS has advised us that it would be inappropriate, after the fact, to undertake analysis (i) not part of UBS' normal methodology or (ii) not done in connection with the preparation and delivery of its fairness opinion or communicated to the Company's board.

Item 8.    Additional Information

        6.     Please provide us supplemental copies of the complaint, answer, and any material filings in the litigation discussed here, other than the complaint filed as an exhibit to the to this document.

        Response:    The Company advises the Staff that it has not yet filed an answer to the complaint and, as of the date hereof, no other court filings have been made with respect to the above referenced litigation. The Company has revised the disclosure on page 19 of the Schedule 14D-9 to provide an update on the status of the discovery process.

Cooley Godward LLP LOGO

Securities and Exchange Commission
August 19, 2005
Page Three

Annex B—Schedule 14F-1

        7.     Revise the beneficial ownership table to disclose the individual with voting and/or investment power over the shares held by Barclays Global Investors.

        Response:    The Company advises the Staff that with respect to the beneficial ownership of Company shares by Barclays Global Investors ("Barclays"), the Company only has access to such information as Barclays files with the Commission on a Schedule 13G. Accordingly, the Company respectfully submits that it is not able to identify the individual with voting and/or investment power over the Company shares held by Barclays.

Closing Comments

        In response to the Staff's request, the Company acknowledges: (i) that it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in Company filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to its filings; and (iii) that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, the Company notes that the Amendment corrects the Schedule 14D-9 to state that unvested options to purchase the Company's common stock will accelerate at the effective time of the merger, in accordance with the Company Option Plan.

*    *    *

        Please do not hesitate to call me at (415) 693-2066 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Christopher A. Westover

cc:  Randall H. Doud, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
       Richard E. Climan, Esq. (Cooley Godward LLP)
       William S. Freeman, Esq. (Cooley Godward LLP)
       Robert R. Corr (BEI Technologies, Inc.)